UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES EXPIRATION AND EXPIRATION DATE RESULTS OF ITS PRIVATE EXCHANGE OFFERS AND RETAIL TENDER OFFERS FOR TWO SERIES OF NOTES

MEXICO CITY, MEXICO – February 8, 2018 – Petróleos Mexicanos (“PEMEX”) announces the expiration and expiration date results of the previously announced offers to exchange (the “Exchange Offers”) relating to two series of its outstanding long-term maturity bonds due 2044 and 2046 (the “Old Bonds”) for newly issued 6.350% Bonds due 2048 (the “New Bonds due 2048”).

Exchange Offers

The Exchange Offers were made pursuant to the terms and subject to the conditions set forth in the Offering Memorandum dated February 1, 2018 (the “Offering Memorandum,” as amended and supplemented, and together with the accompanying eligibility letter and notice of guaranteed delivery, the “Exchange Offer Documents”).

The Exchange Offers expired at 5:00 p.m., New York City time, on February 7, 2018 (the “Expiration Date”). The settlement date with respect to the Exchange Offers will occur promptly following the Expiration Date and is expected to occur on February 12, 2018 (the “Settlement Date”).

The table below provides the aggregate principal amount of each series of Old Bonds validly tendered in the Exchange Offers and not validly withdrawn at or prior to the Expiration Date and the aggregate principal amount of each series of Old Bonds that PEMEX expects to accept, subject to the satisfaction of the conditions set forth in the Offering Memorandum.

Series of Securities	CUSIP	ISIN	Principal Amount Outstanding	Principal Amount Tendered by the Expiration Date	Principal Amount of New Bonds due 2048 Expected to be Issued(1)	Principal Amount Reflected in Notices of Guaranteed Delivery(2)
5.500% Bonds due 2044	71654QBE1 71656MBB4 71656MAN9	US71654QBE17 US71656MBB46 US71656MAN92	U.S.$2,658,039,000	U.S.$951,854,000	U.S.$881,131,000	U.S.$2,660,000
5.625% Bonds due 2046	71654QBX9 71656MBE8	US71654QBX97 US71656MBE84	U.S.$3,000,000,000	U.S.$1,021,245,000	U.S.$946,764,000	—

(1)	Principal amount of New Bonds due 2048 expected to be issued does not include New Bonds due 2048 that may be issued in exchange for Old Bonds tendered and accepted pursuant to guaranteed delivery procedures prior to the Guaranteed Delivery Date (as defined below).
(2)	Principal amount of Old Bonds that may be tendered pursuant to guaranteed delivery procedures prior to the Guaranteed Delivery Date.

On the terms and subject to the conditions set forth in the Offering Memorandum, PEMEX expects that it will issue approximately U.S.$1,827,895,000 aggregate principal amount of New Bonds due 2048 as consideration for the Old Bonds expected to be accepted in the Exchange Offers, without taking into account New Bonds due 2048 that may be issued in exchange for Old Bonds reflected in Notices of Guaranteed Delivery received by PEMEX that may be validly tendered by 5:00 p.m., New York City time, on February 9, 2018 (the “Guaranteed Delivery Date”).

In addition to the applicable exchange consideration, eligible holders whose Old Bonds are accepted for exchange will be paid accrued and unpaid interest on such Old Bonds to, but not including, the Settlement Date. Interest will cease to accrue on the Settlement Date for all Old Bonds accepted in the Exchange Offers, including those tendered through the guaranteed delivery procedures. The total amount of accrued and unpaid interest to be paid by PEMEX, together with the total amount of cash to be paid by PEMEX in lieu of fractional amounts of New Bonds due 2048, will be approximately U.S.$10,158,220.93 (excluding amounts payable in respect of Old Bonds that may be tendered pursuant to guaranteed delivery procedures by the Guaranteed Delivery Date). The actual aggregate principal amounts of New Bonds due 2048 that will be issued, and the total amount of accrued and unpaid interest that will be paid, on the Settlement Date are subject to change based on deliveries under the guaranteed delivery procedures and final validation of tenders. PEMEX will not receive any cash proceeds from the Exchange Offers.

As previously announced, PEMEX is conducting a concurrent offering (the “New Money Offering”) of U.S.$2,500,000,000 aggregate principal amount of its 5.350% Notes due 2028 (the “2028 Notes”) and U.S.$1,500,000,000 aggregate principal amount of its 6.350% Bonds due 2048 (the “New Money 2048 Bonds” and, together with the 2028 Notes, the “New Money Securities”). The New Money 2048 Bonds will have identical terms to the New Bonds due 2048 (together the “2048 Bonds”) to be issued and exchanged for Old Bonds validly tendered in the Exchange Offers. The pricing terms of the New Bonds due 2048 were announced by PEMEX on February 2, 2018.

Considering the principal amount of New Money 2048 Bonds to be issued by PEMEX in the New Money Offering, the aggregate principal amount of 2048 Bonds expected to be issued by PEMEX will be U.S.$3,327,895,000, without taking into account New Bonds due 2048 that may be issued in exchange for Old Bonds reflected in Notices of Guaranteed Delivery received by PEMEX that may be validly tendered by the Guaranteed Delivery Date.

All conditions to consummate the Exchange Offers, including the absence of certain adverse legal and market developments, are expected to be satisfied on the Settlement Date.

The New Bonds due 2048 and the New Money Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Therefore, the New Bonds due 2048 and the New Money Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. PEMEX will enter into a registration rights agreement with respect to the New Bonds due 2048 and the New Money Securities.

Only holders who had completed and returned an eligibility letter certifying that they were either (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act or (2) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) located outside of the United States, and who are Non-U.S. Qualified Offerees (as defined in the Offering Memorandum), were authorized to receive the Offering Memorandum and to participate in the Exchange Offers.

Global Bondholder Services Corporation is acting as the Information Agent and the Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Exchange Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers. The Exchange Offer Documents can be accessed at the following link: http://gbsc-usa.com/eligibility/Pemex.

Retail Tender Offers

As previously announced, PEMEX concurrently conducted offers to purchase for cash (the “Retail Tender Offers” and together with the Exchange Offers, the “Offers”) the Old Bonds. The Retail Tender Offers were made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 2018 (the “Offer to Purchase” as amended and supplemented, and, together with the accompanying certification instructions letter and notice of guaranteed delivery, the “Retail Tender Offer Documents”).

The Retail Tender Offers expired at 5:00 p.m., New York City time, on the Expiration Date. The settlement date with respect to the Retail Tender Offers will occur promptly following the Expiration Date and is expected to occur on the Settlement Date.

Holders that were either (i) QIBs or (ii) persons outside the United States who were non-“U.S. persons” (as defined in Rule 902 under the Securities Act), and who were Non-U.S. Qualified Offerees, were not eligible to participate in the Retail Tender Offers. All other holders of Old Bonds were eligible to participate in the Retail Tender Offers (such other holders, the “Retail Tender Offer Qualified Holders”). Holders of Old Bonds participating in the Retail Tender Offers were required to certify that they were

Retail Tender Offer Qualified Holders. PEMEX is reviewing and verifying a number of submissions that are expected to be rejected, at PEMEX’s sole discretion, on the basis of a reasonable belief that the relevant Old Bonds were tendered by holders who were not eligible to participate in the Retail Tender Offers. A press release announcing the final results of the Retail Tender Offers, together with the final results of the Exchange Offers, is expected to be issued promptly after the Settlement Date.

Global Bondholder Services Corporation is also acting as the Information Agent and the Tender Agent for the Retail Tender Offers. Questions or requests for assistance related to the Retail Tender Offers or for additional copies of the Retail Tender Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Retail Tender Offers. The Retail Tender Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Pemex/.

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This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to purchase any Old Bonds. The Offers are not being made to holders of Old Bonds in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PEMEX by the dealer managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The New Bonds due 2048 and the New Money Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Directive 2003/71/EC (as amended). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds due 2048 and the New Money Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Bonds due 2048 and the New Money Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This communication and any other documents or materials relating to the Offers have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Promotion Order), (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

This report on Form 6-K shall be deemed to be incorporated by reference into:

•	the Offer to Purchase dated February 1, 2018, relating to the offers to purchase for cash and consent solicitation of certain series of PEMEX’s outstanding short-term maturity notes due 2019 and 2020,

•	the Offering Memorandum dated February 1, 2018, relating to the offers to exchange any and all of certain series of PEMEX’s outstanding long-term maturity bonds due 2044 and 2046, and

•	the Offer to Purchase dated February 1, 2018, relating to the offers to purchase for cash certain series of PEMEX’s outstanding long-term maturity bonds due 2044 and 2046.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: February 8, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.